17009415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section
MAR 01 2017
Washington DC
415

SEC FILE NUMBER
8- 50433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comprehensive Asset Management & Servicing, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Rt. 46, Suite 506
(No. and Street)

Parsippany	NJ	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy L. Smith
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nisivoccia LLP
(Name – *if individual, state last, first, middle name*)

200 Vally Road, Suite 300	Mt. Arlington	NJ	07856
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comprehensive Asset Management & Servicing, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ALICIA DEMBOWSKI
ID # 2453062
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires July 20, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NISIVOCCIA LLP
Certified Public Accountants & Advisors

Mount Arlington Corporate Center
200 Valley Road, Suite 300
Mt. Arlington, NJ 07856
973-328-1825 | 973-328-0507 Fax

Lawrence Business Center
11 Lawrence Road
Newton, NJ 07860
973-383-6699 | 973-383-6555 Fax

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Comprehensive Asset Management and Servicing, Inc. and
Comprehensive Capital Management, Inc.
2001 Route 46
Parsippany, NJ 07054

We have audited the accompanying consolidating balance sheet of Comprehensive Asset Management and Servicing, Inc. (an S Corporation) ("CAMAS"), and Comprehensive Capital Management, Inc. (a C Corporation) ("CCM") (both incorporated in the state of New Jersey) as of December 31, 2016, and the related notes to the consolidating balance sheet.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidating balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidating balance sheet that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the consolidating balance sheet based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidating balance sheet is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidating balance sheet. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidating balance sheet, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidating balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidating balance sheet.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidating balance sheet referred to above presents fairly, in all material respects, the financial position of Comprehensive Asset Management and Servicing, Inc. and Comprehensive Capital Management, Inc. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

LLP

Mount Arlington, New Jersey
February 21, 2017

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
AND COMPREHENSIVE CAPITAL MANAGEMENT, INC.
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2016

Assets:	CAMAS	CCM	ELIMINATIONS	TOTAL
Current assets:				
Cash and cash equivalents	$ 239,997	$ 9,178		$ 249,175
Deposit with clearing broker-dealer	100,000			100,000
Commissions receivable	1,023,476			1,023,476
Fees receivable		525		525
Employee loan receivable		12,000		12,000
Prepaid expenses and other current assets	18,768	44,648		63,416
Total current assets	1,382,241	66,351		1,448,592
Property and equipment, net		2,153		2,153
Due from stockholder	3,437	588,552		591,989
Due from affiliates	172	58,961	$ (58,961)	172
Deferred income taxes		9,300		9,300
Total assets	$ 1,385,850	$ 725,317	$ (58,961)	$ 2,052,206
Liabilities and stockholders' equity:				
Current liabilities:				
Accounts payable and accrued expenses	$ 51,464	$ 61,304		$ 112,768
Due to affiliate	58,961	2,300	$ (58,961)	2,300
Commissions payable	1,055,979	16,368		1,072,347
Line of credit		49,507		49,507
Capital lease obligation		1,063		1,063
Total current liabilities	1,166,404	130,542	(58,961)	1,237,985
Capital lease obligation, net of current portion		887		887
Note payable to related party		49,646		49,646
Total liabilities	1,166,404	181,075	(58,961)	1,288,518
Stockholders' equity:				
Common stock - No par value, 2,500 share authorized 138.49 issued and outstanding	303,500			303,500
Common stock - No par value, 1,000 share authorized 105.263 issued and outstanding		40,000	(40,000)	
Additional paid-in capital	443,000	490,000	(490,000)	443,000
Retained earnings (accumulated deficit)	(527,054)	14,242	(14,242)	(527,054)
Noncontrolling interest			544,242	544,242
Total stockholders' equity	219,446	544,242		763,688
Total liabilities and stockholders' equity	$ 1,385,850	$ 725,317	$ (58,961)	$ 2,052,206

SEE ACCOMPANYING NOTES TO CONSOLIDATING FINANCIAL STATEMENTS

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
AND COMPREHENSIVE CAPITAL MANAGEMENT, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Comprehensive Asset Management and Servicing, Inc. ("CAMAS") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). CAMAS operates pursuant to brokerage service agreements with clearing brokers, under which these clearing brokers assume and maintain CAMAS's customer accounts. CAMAS's clients are located throughout the United States. CAMAS's primary operating facilities are located in Parsippany, New Jersey.

Comprehensive Capital Management, Inc. ("CCM") is a registered investment advisor subject to the regulation of the Securities and Exchange Commission. CCM provides investment management services to clients located throughout the United States. CCM operates pursuant to brokerage service agreements with broker-dealers, under which these brokers assume and maintain CCM's client accounts.

Principles of Consolidation

CAMAS and CCM have been consolidated under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC Topic), *Consolidation,* that provides guidance in determining when variable interest entities should be consolidated in the financial statements of the primary beneficiary. Accordingly, the accompanying financial statements include the accounts of CAMAS, the primary beneficiary, and CCM (collectively, the "Companies") which are operated under common control and ownership. A separate entity which potentially qualifies as a variable interest entity has not been consolidated due to the insignificant nature of this entity to the Companies' financial statements. All intercompany transactions have been eliminated in consolidation.

Use of Estimates / Significant Estimates

The preparation of the consolidating financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities, revenues and expenses and changes therein, and disclosures of contingent assets and contingent liabilities and accompanying notes. It is reasonably possible that the Companies' estimates may change in the near term.

Significant estimates inherent in the preparation of the accompanying consolidating financial statements include collectability of accounts receivable, accumulated depreciation and amortization, deferred revenue, deferred income taxes and various accrued expenses. Management periodically reviews these estimates and it is reasonably possible that management's assessment of these estimates may change based on actual results and other factors.

Revenue Recognition

Commission revenue and related commission expense for CAMAS are recorded on a trade-date basis as securities and other investment transactions occur.

Note 1 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

CCM's fee income is derived from investment advisory services under agreements that generally provide for compensation based on various percentages of assets under management. Fees are billed and payable quarterly. Fifty percent of fees are non-refundable and earned when billed. The balance, which is refundable pro-rata in the event of early termination, is recognized over the term of the billing period. Other revenue, which includes financial planning and consulting services, is recognized when the services have been provided and are earned.

During the normal course of business it is possible trading errors arise. In the event of a trading error a receivable and a corresponding payable is presented on the consolidating balance sheet that is due to/due from a clearing company. Any gain or loss is recognized in the consolidating statement of income.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Companies consider all short-term investments with an original maturity of three months or less to be cash equivalents. Included in these amounts at December 31, 2016 is $14,684 and $389 of funds held by clearing broker-dealers on behalf of CAMAS and CCM, respectively. These amounts result from the broker-dealer's collection of customer fees and commissions for each Company's account.

Commissions/Fees Receivable

Commissions receivable represents unsecured amounts due from clearing brokers. Management periodically assesses the collectability of the amounts, and has determined a corresponding allowance for uncollectible amounts is not required at this time. Interest and finance charges are not accrued on open balances.

The Companies are engaged in various trading, brokerage and financial planning activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Companies may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Companies' policy to review, as necessary, the credit standing of each counterparty.

Securities Transactions

Proprietary securities transactions in regular-way trades, if any, are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of CAMAS are recorded on a trade date basis. CAMAS and CCM do not take possession of customers' securities or commodities.

Note 1 - Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

The Companies maintain their cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Companies have not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk related to cash.

Fair Value of Financial Instruments

In accordance the FASB ASC, *Fair Value Measurements and Disclosures*, fair value is defined as a market-based measurement, not an entity-specific measurement. The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the assets or owes the liability). A fair value measurement assumes that the transaction to sell the asset or transfer the liability either occurs in the principal market (or in its absence, the most advantageous market) for the asset or liability.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value. There have been no changes in the methodologies used at December 31, 2016.

Cash and cash equivalents, commissions and fees receivable, other current assets, accounts payable and accrued expenses, and other liabilities: The carrying amounts approximate fair value because of the short term maturity of these instruments.

Notes payable, line of credit, and capital leases: carried at amortized cost as the Companies can obtain similar loans, lines, and leases at similar terms; therefore the Companies have determined it approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Companies believe its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Noncontrolling Interest

The Companies account for noncontrolling interest under FASB ASC, *Consolidation,* which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidating financial statements. This guidance also requires presentation on the face of the consolidating statement of income of the amounts of consolidated net income (loss) attributable to the Company and to the noncontrolling interest, resulting in an increase (decrease) to consolidated net income (loss).

Note 1 - Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost. Major renewals and betterments are capitalized whereas, maintenance, minor repairs and replacements, which do not improve or extend the lives of the respective assets, are expensed as incurred. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets.

The Companies review the recoverability of its long-lived assets on a periodic basis in order to identify events or changes in circumstances, which may indicate a possible impairment in accordance with the provisions of FASB ASC, *Accounting for the Impairment of Disposal of Long-Lived Assets*. The assessment for potential impairment is based primarily on the Companies' ability to recover the unamortized balance of its long-lived assets from expected future cash flows from operations on an undiscounted basis. The Companies believe that no such events or changes have occurred.

Income Taxes

The Companies recognize the amount of taxes payable or refundable for the year. Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax-basis carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enactment date occurs. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized.

The Companies are subject to the provisions of FASB ASC, *Income Taxes*. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances.

The Companies recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes on continuing operations in the consolidating statements of operations.

Note 1 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

CAMAS has elected, with the consent of its stockholders, to be taxed under the provisions of Subchapter S of the applicable federal and State of New Jersey tax laws.

The stockholders include their allocable share of taxable income or loss on their individual federal and state income tax returns. The Company is subject to regular audit by tax authorities. The Company believes that it has appropriate support for the positions taken on its tax returns. Management believes that the pass-through status would be sustained upon examination.

Deferred income taxes are recognized by CCM on temporary differences in the amount of assets and liabilities for income tax and financial reporting purposes. The principal sources of the differences are different methods of recognizing depreciation and amortization for financial accounting and income tax purposes. Deferred income taxes are classified as current or non-current depending on the classification of the assets or liabilities to which they relate. Management provides for a valuation allowance based on its evaluation of the realization of such deferred tax benefits. The allowance is periodically adjusted for changes in managements' estimates of the ultimate realization of these benefits.

The Companies file income tax returns in the United States federal and New Jersey state jurisdictions. The Companies are no longer subject to income tax examinations at any time within three years from the latest filing date for federal and four years from thc latest filing date for New Jersey.

Commissions Expense

Commissions and related clearing expenses for CAMAS are recorded on a trade date basis as securities transactions occur. Commission expenses for fees produced by registered representatives of CCM are recorded as prepaid and recognized as commission expense once earned.

Risk Management

CCM does not guarantee their clients a profit on funds managed. The client signs a management account agreement indicating whether they decide to use risk reduction, tactical asset allocation, or timing services offered by CCM. The agreement also indicates that client's funds will fluctuate with market forces.

Advertising Costs

Advertising costs are charged to promotion and marketing expense as incurred. Advertising costs charged to promotion and marketing expense for CAMAS and CCM for the year ended December 31, 2016 are $37,884 and $510, respectively.

Note 1 - Summary of Significant Accounting Policies (continued)

Subsequent Events

Management has reviewed subsequent events and transactions that occurred after December 31, 2016 through the date of the auditors' report and the date the financial statements were issued, February 21, 2017. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with generally accepted accounting principles. Management has determined that there are no nonrecognized subsequent events that require additional disclosure.

New Pronouncements

In February 2015, the FASB issued ASU 2015-02, "*Amendments to the Consolidation Analysis*" which further amends FASB ASC 810 pertaining to evaluating whether reporting entities should consolidate certain other legal entities. The amendments in ASU 2015-02 are effective for nonpublic entities for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017.

In October 2016, the FASB issued ASU 2016-17, "*Interests Held through Related Parties That Are under Common Control*" which further amends FASB ASC 810 pertaining to how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The primary beneficiary of a VIE is the reporting entity that has a controlling financial interest in a VIE and, therefore, consolidates the VIE. A reporting entity has an indirect interest in a VIE if it has a direct interest in a related party that, in turn, has a direct interest in the VIE. The amendments in ASU 2016-17 are effective for nonpublic entities for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017.

Note 2 - Property and Equipment

Property and equipment as of December 31, 2016 consists of the following:

	Estimated Useful Life	CCM
Property and equipment	5	$ 63,484
Less: Accumulated depreciation		(61,331)
		$ 2,153

Depreciation expense for CCM for the year ended December 31, 2016 was $615.

Note 3 - Net Capital Requirements

CAMAS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1. At December 31, 2016, CAMAS had net capital of $187,248 which was $109,488 in excess of its required net capital of $77,760. CAMAS's ratio of aggregated indebtedness to net capital at December 31, 2016 was 6.23 to 1, which is less than the maximum allowable ratio of 15.00 to 1.

Note 4 – Commitments

Capital Lease

During 2015, CCM entered into a capital lease for computer equipment, which expires in September 2018. The assets and liabilities under capital lease are recorded at the lower of the present value of the minimum lease payments or fair value of the assets. The following is a summary of property held under capital lease as of December 31, 2016.

Included in depreciation expense on the consolidating statement of income is depreciation of capital lease of $615 for the year ended December 31, 2016.

Equipment	$	3,075
Less: accumulated depreciation		(922)
	$	2,153

Future minimum principal lease payments due under capital lease are as follows:

Year Ending December 31,		
2017	$	1,063
2018		887
	$	1,950

Operating Leases

As of June 30, 2016 CAMAS's lease for office space expired and is currently renting space on a month to month basis. CAMAS has leased part of its office facilities to three subtenants, on a month-to-month basis, at an aggregate monthly rent of approximately $4,000. Rent expense for office facilities, net of sublease income of $36,000, was $99,542 for the year ended December 31, 2016.

Note 5 - Line of Credit

CAMAS has an available line of credit with a maximum amount of $100,000. There was no outstanding balance as of December 31, 2016 on the line of credit. Interest accrues at 3.75% per annum. The line is secured by the Company's personal property and renews every October.

CCM has an available line of credit with a maximum amount of $50,000. The outstanding balance as of December 31, 2016 is $49,507 and is due on demand. Interest accrues at the prime rate, plus 2% (5.50% at December 31, 2016). The line is unsecured and renews every January. Interest expense related to this line of credit was $2,279 for the year ended December 31, 2016.

Note 6 - Related Party Transactions

Obligations to and from affiliates result from cash advances, which are non-interest bearing and due on demand. At December 31, 2016, CAMAS had obligations due from a related party of $172. At December 31, 2016, CCM had obligations due to a related party of $2,300.

During the year ended December 31, 2016, CAMAS and CCM advanced its majority stockholder $25,330 and $260,980. The respective outstanding balances due from stockholders of CAMAS and CCM as of December 31, 2016 was $3,437 and $588,552, respectively. These advances are non-interest bearing, unsecured and due on demand, the Company expects repayment within 12 months.

A note payable to related party, as amended in November 2015, accrues interest at 4.5%. At December 31, 2016, the note had an outstanding balance of $49,646. Quarterly principal and interest payments began on April 1, 2016 in the amount of $765. After twenty quarterly payments have been made the remaining principal is due in a balloon payment. In the event any shares of stock in the Company are sold the remaining principal balance shall be paid off in proportion to the purchase proceeds received by the Company or shareholders of the Company. The note is unsecured.

Note 7 - Income Taxes

The provision for income taxes for the year ended December 31, 2016 in the consolidating statement of income is as follows:

	CAMAS	CCM	Total
Current:			
State	$ 2,349		$ 2,349
Deferred:			
Federal		$ 14,800	14,800
State		5,400	5,400
Total	$ 2,349	$ 20,200	$ 22,549

Note 7 - Income Taxes (continued)

Deferred taxes for CCM as of December 31, 2016 consist of:

	Federal	State	Total
Deferred tax asset (long-term)	$ 27,900	$ 12,400	$ 40,300
Valuation allowance	(21,000)	(10,000)	(31,000)
Net deferred tax asset (long-term)	$ 6,900	$ 2,400	$ 9,300

CCM believes a valuation allowance of approximately 75% and 0% of deferred tax assets for NOLs and deferred tax assets for depreciation and amortization, respectively, are appropriate for the year ended December 31, 2016. The change in the valuation allowance for the year ended December 31, 2016 was a decrease of $63,000. CCM has recorded a tax provision for the year ended December 31, 2016 of $20,200. CCM has net operating loss carry-forwards for federal and state taxes of approximately $111,000 and $141,000, respectively. Federal and State net operating losses are set to expire in 2034.

Note 8 - Profit Sharing Plan

CAMAS sponsors a 401(k) profit-sharing plan that covers all employees who meet certain eligibility requirements. CAMAS may, at its discretion, contribute to the plan. Discretionary contributions totaling $583 were made for 2016.

Note 9 - Receivables from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2016 include deposits with clearing broker-dealers of $100,000 and commissions receivable of $1,023,476. CAMAS clears its customer transactions as an introducing broker through other broker-dealers on a fully disclosed basis.

Note 10 – Indemnifications

In the normal course of its business, the Companies indemnify and guarantee certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Companies or its affiliates. The Companies also indemnify some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Companies could be required to make under these indemnifications cannot be estimated. However, the Companies believe that it is unlikely they will have to make material payments under these arrangements and have not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Note 10 – Indemnifications (continued)

The Companies provide representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Companies may also provide standard indemnification to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Companies could be required to make under these indemnifications cannot be estimated. However, the Companies believe that it is unlikely they will have to make material payments under these arrangements and have not recorded any contingent liability in the consolidating financial statements for these indemnifications.

Note 11 – Contingencies and Commitments

In February 2017 the Company received notification that it was named in a Statement of Claim with FINRA. Given the nature of issues presented and the general uncertainties involved, management is unable to provide the probability and/or range of potential loss to the Company. However, the Company intends to defend its case vigorously. As such, no amounts have been accrued as of December 31, 2016.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

&

COMPREHENSIVE CAPITAL MANAGEMENT, INC.

CONSOLIDATING FINANCIAL STATEMENTS

DECEMBER 31, 2016

NISIVOCCIA LLP
Certified Public Accountants & Advisors

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

&

COMPREHENSIVE CAPITAL MANAGEMENT, INC.

CONSOLIDATING FINANCIAL STATEMENTS

DECEMBER 31, 2016